Exhibit 15

What you should expect from Fundrise during the next financial crisis

Though it may seem like a strange notion, I spend time every day preparing for the next financial crisis. As CEO of a financial technology company, it is arguably the most important part of my job. At Fundrise, we tend to follow the advice of the great value investor Seth Klarman, who said, “Take care of the downside, and the upside will take care of itself.”

While it may be unclear what will trigger the next recession or when exactly it will occur, its eventual arrival is inevitable and denying that fact will only make it that much more difficult to handle once it does.

Make no mistake, winter is coming.

So, instead of wasting time debating, we choose to focus our energy on determining how best to prepare.

More than an ounce of prevention

The funny thing about black swans is that, by definition, they can’t be predicted. So rather than build an investment strategy around forecasting the market’s ups and downs, hoping that a life raft will magically appear when things get choppy, we’ve instead set out to build an ark capable of weathering unexpected storms, assuming that eventually one will hit.

We do this by consistently seeking to make sound investments with strong fundamentals, even if it means being slightly more conservative in our approach than others around us. We focus on the intrinsic value of the real estate, choosing to invest in areas with high barriers to entry and at prices that are at or below replacement cost (i.e. below the cost to construct a new building of similar quality). We believe strongly that if we invest in markets with stable or rising demand and own properties at a lower cost basis than our competition, then over time our investments should experience stronger than average performance — even if the market goes through a downturn.

How we intend to operate in a recession

While financial crises are rare, such downturns often prove to be crucial turning points on the path to building wealth. All too often, investors both big and small get carried away by the intense emotions sweeping through the economy and end up making rash decisions that they later tend to regret.

It is therefore critical that our investors understand we built Fundrise to insulate our investments from these emotionally-driven periods — in the hopes that we, with our investors, are not only able to weather a financial crisis, but better yet, succeed during it.

The most experienced investors know that during a financial crisis, there is significant volatility in asset pricing due to the enormous sense of uncertainty about the future. The fear caused by this uncertainty can often be exacerbated when (like in 2008) the very institutions that everyone assumed were most prepared for such an event turn out not to be. As fear takes hold, credit dries up, lenders withdraw from the market, and normal business grinds to a halt. This usually leads to forced selling of assets as margin loans are called and companies and individuals alike seek to cover unexpected liquidity demands. This forced selling in turn leads to a temporary plunge in asset prices, as everyone waits to see where the bottom will be.

In such circumstances, Fundrise will almost certainly suspend our redemption program and investors should not expect us to provide them with liquidity.

While this is true for a number of reasons, the first and most important is that it will almost certainly be in the best long-term interest of our investor base as a whole.

During turbulent times, the value of our underlying real estate property will inherently be unclear. As a consequence, determining the net asset value (NAV) of our investments will be extremely difficult and allowing for redemptions at NAV in the midst of a sudden downturn would almost certainly result in mispricing and poor results for both those investors attempting to redeem, as well as those who remain invested. We will likely want to allow a minimum of 6-12 months for the market to settle before determining a reasonable NAV and allowing for redemptions to begin again.

To be clear, we’ve built Fundrise for those investors who want to outperform the stock market over the long term. We invest in real property because of the many benefits that come with owning it — higher yields, higher potential returns, and generally greater stability. But those benefits come with a tradeoff, primarily liquidity. By its nature, real estate is an illiquid, long-term investment with a natural duration measured in years or even decades. Properties increase in value as macro growth trends play out around them. Investors who are patient enough can experience exceptional performance as a result of that growth. However, selling a property before it’s had sufficient time to mature is likely to result in poor returns. Even more importantly, doing so during a financial crisis is likely to result in painful underperformance.

So, while under normal market conditions we seek to provide our investors with liquidity through the redemption program, during a financial crisis, investors should expect us to pause the program to allow enough time for whatever events may unfold.

A problem will be an opportunity

We believe that the majority of our investors have specifically chosen Fundrise because of the benefits that come from owning a portfolio of illiquid real estate over the long term, and consequently, expect us to make sound decisions with this in mind. During a downturn, that almost certainly means not taking losses as a result of forced sales and likely not sparing precious capital to satisfy a minority of individuals seeking to redeem their shares.

To the contrary, we anticipate preserving capital in the interest of adding value to our real estate investments if and when the opportunity presents itself. In other words, the cash reserves we hold are meant for the benefit of the whole investor base, and it is more likely that we would use them to buy high quality assets at depressed prices than to provide liquidity to a limited number of investors.

To summarize, if you think you may need liquidity from your investments with us during the next financial crisis, then Fundrise’s long-term illiquid real estate strategy is probably not a good fit for you.

A final thought

Though none of us want to see another financial crisis, that doesn’t mean that we should blind ourselves to the inevitable. If we prepare for it accordingly, it may turn out that the stability of our portfolio combined with our broad base of long-term investors actually creates new opportunities not available to most others in the market.

As Nathan Rothschild famously said, “Buy when there’s blood in the streets, even if the blood is your own.”

Until then...

Onward,
Ben

PS - If you have heard this message from us before (or even multiple times), bear with us. We believe it “bears” repeating at least once a year.

PPS - I often speak to traditional industry players who tell me that serving the individual investor isn’t worth it because they are not as sophisticated as large institutions. They tell me that our investors can’t understand the long-term, illiquid nature of real estate and that they need institutions to make their decisions for them (especially during periods of market instability when their emotions will take over).

We disagree. Experts never hesitate to tell you how much you need them. We have built Fundrise to be different and we look forward to proving these “experts” wrong, together.